Filed pursuant to Rule 433
Registration No. 333-277662
May 26, 2025
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series S, due 2036
Principal Amount:	$650,000,000
Maturity Date:	June 1, 2036
Coupon:	5.25%
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	December 1, 2026
Treasury Benchmark:	4.375% due May 15, 2036
Treasury Yield:	4.504%
Reoffer Spread:	75 basis points
Yield to Maturity:	5.254%
Price to Public:	99.969% of the principal amount thereof
Transaction Date:	May 26, 2026
Settlement Date:	May 28, 2026 (T+2)
Redemption Terms: Make-whole call: Par call:	Prior to March 1, 2036 at a discount rate of the Treasury Rate plus 15 basis points On or after March 1, 2036 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AT6 / US00115AAT60
Joint Book-Running Managers:	PNC Capital Markets LLC Scotia Capital (USA) Inc. Truist Securities, Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	FNB America Securities LLC Huntington Securities, Inc. Regions Securities LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Senior Notes against payment for the Senior Notes on or about May 28, 2026. Under Rule 15c6-1 under the 1934 Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the first business day before delivery of the Senior Notes will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting PNC Capital Markets LLC toll-free at (855) 881-0697, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, Truist Securities, Inc. toll-free at (800) 685-4786 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.